UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel: +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Interim Co-Chief Executive Officers; resignation of Chief Executive Officer

On January 29, 2025, the Board of Directors (the “Board”) of Procaps Group, S.A. (the “Company” or “Procaps”) appointed Ms. Melissa Angelini and Dr. Camilo Camacho as the Company’s Interim Co-Chief Executive Officers (and principal executive officers), effective immediately. Ms. Angelini and Dr. Camacho succeed Mr. Jose Antonio Toledo Vieira, who notified the Board on January 28, 2025 of his resignation as Chief Executive Officer of the Company. Mr. Vieira’s departure is not related to any of the findings or implications of the previously-announced independent investigation, nor were there any disagreements between Mr. Vieira and the Company regarding the financial statements, restatement or audit process, investigation, or remediation process. Mr. Vieira has also committed to making himself available to support the Board and his successors to ensure a smooth transition and continuity of operations.

Ms. Angelini transitions to Interim Co-Chief Executive Officer from her current role as Vice President of Finance and Investor Relations at the Company. Ms. Angelini is a seasoned executive with over 18 years of experience in capital markets, corporate finance, and investor relations within healthcare and pharmaceutical industries. Ms. Angelini has extensive experience with clients in Latin American countries including Brazil, Mexico, Argentina, Uruguay, Chile, Colombia and Peru, leading financial transactions and capital markets initiatives. Prior to Procaps, Ms. Angelini served as Innovation & Investor Relations Officer at Blau Farmacêutica, a Brazilian multinational pharmaceutical company, where she led the IPO at B3 in Brazil, and as LATAM Head of Alliance Management & Investor Relations at GBT Grupo Biotoscana, where she co-led the company’s 2017 dual listing IPO, in Brazil and Luxembourg, and played a key role in its eventual acquisition by Knight Therapeutics. Ms. Angelini received a B.S. in International Relations from Universidad de Palermo and is currently pursuing an Executive MBA at Kellogg School of Management.

Dr. Camacho transitions to Interim Co-Chief Executive Officer from his current role as Chief Operating Officer of the Company. Dr. Camacho has over 26 years of experience in the pharmaceutical industry in Latin America, with broad experience in marketing, sales, R&D, operations, and quality control. Dr. Camacho has held leadership positions in five different primary care markets: Cardiovascular, CNS, Respiratory, Gastroenterology and Women´s Health. Dr. Camacho served as Head and General Manager of both the Colombia and North Latin America regions at Abbott Laboratories’ Established Pharmaceutical Division (EPD) from 2014 to 2021. There he led the integration of Abbott Laboratories in Colombia after its acquisition of CFR Pharmaceuticals, and after Lafrancol was acquired by CFR in Colombia. He received his Medical Degree from the Escuela Colombiana de Medicina, Colombia, a Specialist in Pharmacology from the Universidad Nacional de Colombia, and an MBA from the INALDE Business School Colombia.

Nasdaq Listing

On January 31, 2025, the Company received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Nasdaq Hearings Panel (the “Panel”) has determined to delist the Company’s ordinary shares and suspend trading of the Company’s securities at the open of trading on February 4, 2025. The delisting is a result of the Company’s failure to demonstrate compliance with Nasdaq Listing Rules 5250(c)(1) and 5250(c)(2) for failing to file periodic and interim financial reports with the U.S. Securities and Exchange Commission (the “SEC”).

In connection with the Panel’s decision, Nasdaq will file a Form 25 with the SEC in accordance with Nasdaq Listing Rule 5830 and Rule 12d2-2 promulgated under the Securities Exchange Act of 1934, as amended, after applicable appeal periods have lapsed.

Given the Company’s situation with regard to the lack of timely filing, the Company believes that its ordinary shares will be quoted solely on the Expert Market operated by the OTC Markets Group, Inc. (“OTC”), where quotes for the Company’s ordinary shares will no longer be available for public viewing. The Company’s ordinary shares will only be quoted on the OTC’s Expert Market to the extent market makers make a market in the Company’s ordinary shares. However, there can be no assurance that a market for the Company’s shares will develop.

The transition of the Company’s ordinary shares to the OTC Expert Market is not expected to affect the Company’s business operations or its reporting requirements under the rules of the SEC.

On February 3, 2025, the Company issued a press release announcing the updates contained in this Report on Form 6-K, which is included as Exhibit 99.1 hereto.

The information contained in the press release filed as Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release dated February 3, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Melissa Angelini
Name:	Melissa Angelini
Title:	Interim Co-Chief Executive Officer

By:	/s/ Camilo Camacho
Name:	Camilo Camacho
Title:	Interim Co-Chief Executive Officer

Dated: February 3, 2025

3